20013081

Section

MAY 12 2020

Washington DC

413

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66784

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 03/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MERIDIAN EQUITY PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O ACCOUNTING & COMPLIANCE INTERNATIONAL - 40 WALL ST, STE 1704
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG — 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 NASSAU ST, STE 1023	NEW YORK	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JONATHAN ACQUAFREDDA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MERIDIAN EQUITY PARTNERS, INC, as of March 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director

Title

Notary Public

JAY GETTENBERG
Notary Public, State of New York
No. 01GE6180376
Qualified in New York County
Commission Expires March 8, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Meridian Equity Partners, Inc.

Report on Audit of Financial Statements
and Supplementary Information

As of January 1, 2019 and through the Period Ended March 31, 2020

Contents

As of January 1, 2019 and through the Period Ended March 31, 2020

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Meridian Equity Partners, Inc.
c/o Accounting and Compliance International
40 Wall Street – 17th Floor
New York, NY 10005

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Meridian Equity Partners, Inc. (the "Company") as of March 31, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for the fifteen months then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020, and the results of its operations and its cash flows for the fifteen months then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The information contained in the "Computation of Net Capital" schedule has been subjected to audit procedures performed in conjunction with the audit of the Meridian Equity Partners, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the "Computation of Net Capital" schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as the Company's auditor since 2007.

New York, NY
April 27, 2020

Meridian Equity Partners, Inc.

Statement of Financial Condition
March 31, 2020

ASSETS

Cash and cash equivalents	$ 609,687
Due from broker	328,978
Commissions receivable	794,396
Rebate receivable	266,032
Other assets	38,939
TOTAL ASSETS	$ 2,038,032

LIABILITIES AND STOCKHOLDERS' CAPITAL

LIABILITIES:	
Accounts payable and accrued expenses	$ 960,545
TOTAL LIABILITIES	960,545
Stockholders' Equity	
Common stock, 200 shares authorized, no par value, 10 shares issued and outstanding	50,520
Additional paid-in capital	168,000
Retained earnings	644,349
Net Income	351,628
Less: Treasury Stock	(137,010)
TOTAL STOCKHOLDERS' EQUITY	1,077,487
TOTAL LIABILITIES AND STOCKHOLDERS' CAPITAL	$ 2,038,032

See Independent Auditors' Report and Notes to Financial Statements

Meridian Equity Partners, Inc.

Statement of Operations
March 31, 2020

REVENUE:	
Commission income	$ 7,715,731
Rebate income	3,975,510
Other income	67,444
Total revenue	11,758,685
OPERATING EXPENSES:	
Rebates	3,327,175
Salaries, commissions and related costs	6,058,878
Commission expense	754,371
Data services	371,929
Professional fees	214,687
Meals, entertainment and auto	99,975
Telephone	108,229
Clearing fees	80,534
Rent	6,750
Insurance	32,023
Exchange dues and expenses, SEC fees	199,200
Errors	6,611
Office and other	113,453
Total expenses	11,373,815
INCOME BEFORE PROVISION FOR INCOME TAXES	384,870
Provision for income taxes	33,242
NET INCOME	$ 351,628

See Independent Auditors' Report and Notes to Financial Statements

Meridian Equity Partners, Inc.

Statement of Changes in Stockholders' Capital
March 31, 2020

STOCKHOLDERS' CAPITAL, January 1, 2019	$ 841,123
Capital distributions	(115,264)
Net income	351,628
STOCKHOLDERS' CAPITAL, March 31, 2020	$ 1,077,487

See Independent Auditors' Report and Notes to Financial Statements

Meridian Equity Partners, Inc.

Statement of Cash Flows
March 31, 2020

OPERATING ACTIVITIES:	
Net income	$ 351,628
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	-
Changes in operating assets and liabilities	
Increase in commission receivable	(497,042)
Increase in receivable from clearing broker	(959)
Decrease in rebate receivable	15,106
Increase in other assets	(12,000)
Increase in accounts payable and accrued expenses	427,283
Net cash provided by operating activities	284,016
INVESTING ACTIVITIES:	
Purchase of property, plant, equipment	-
Net cash used by financing activities	-
FINANCING ACTIVITIES:	
Capital distributions	(115,264)
Net cash used by investing activities	(115,264)
NET INCREASE IN CASH AND CASH EQUIVALENTS	168,752
CASH AT BEGINNING OF PERIOD	440,935
CASH AT END OF PERIOD	$ 609,687

Supplemental cash flow information	
Cash paid during the year for income taxes	$ 4,500

See Independent Auditors' Report and Notes to Financial Statements

Notes to Financial Statements
March 31, 2020

1. Organization and Nature of Business

Meridian Equity Partners, Inc. (The "Company") is a New York State corporation formed for the purpose of conducting business on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

The Company operates under the provisions of Paragraph (k)(2) (ii)of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank account which, at times may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Revenue Recognition
On January 1, 2018, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 by applying the modified retrospective approach. The adoption of FASB ASC Topic 606 did not have an impact of the recognition of the Company's primary sources of revenue . The timing of recognition of substantially all of the Company's remaining revenue was also not impacted, and therefore the Company did not record any cumulative effect adjustment to opening equity. Substantially all revenue is generated through commissions earned for executing trades for clients, which settled two days after the trade is executed. The securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

Income Taxes
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

Notes to Financial Statements
March 31, 2020

Furniture and Equipment
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight-line methods. Organization expense is amortized over five years using the straight-line method.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Profit Sharing Plan
The Company is a sponsor of a defined contribution profit sharing plan for its eligible Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. The Company's liability to the plan as of March 31, 2020 was $0.

4. Commitments

Office Leases
The Company occupies one office premise under a month to month lease.

5. Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At March 31, 2020, the Company had net capital of $794,655 which was $730,619 in excess of its required net capital of $64,036. The Company's aggregate indebtedness to net capital ratio was 121%.

8. Subsequent Events

The Company has evaluated events and transactions that occurred between April 1, 2020 and April 27, 2020, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.